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                                                                       Exhibit 2

                   [BancBoston Robertson Stephens letterhead]



                                 August 10, 1999

Bull Run
4370 Peachtree Road, NE
Atlanta, GA 30319

Dear Mr. Prather:

As you are aware, Rawlings Sporting Goods Company, Inc. ("Rawlings" or the "Company") is exploring a possible sale or recapitalization transaction. Rawlings seeks to maximize the value realized for the Company, and looks forward to completing the transaction in a timely manner. The Company favors a proposal that would result in the prompt execution of a definitive agreement and a closing of the agreement soon thereafter. In connection with your interest in exploring a possible transaction involving Rawlings, we have outlined the process anticipated in the review of preliminary proposals below.

We are requesting that you submit a written indication of interest to BancBoston Robertson Stephens no later that 5pm PT, Thursday, August 19, 1999. This non-binding indication of interest should include (1) a preliminary estimate of the value range contemplated and the basis for such valuation; (2) the proposed transaction structure, including form of consideration; (3) the availability and certainty of financing for the transaction; (4) a list of additional information required to complete your investigation; (5) a list of corporate, shareholder or regulatory approvals, or any conditions to financing required to consummate a transaction; (6) an estimate of time required to consummate the transaction; and
(7) several dates your team would be available to meet with Rawlings' management.

Following our review of preliminary proposals, we intend to invite a limited number of interested parties to proceed with an in-depth investigation of Rawlings with a view toward making a definitive proposal. We have reserved the weeks of September 13th and 20th for management presentations and access to data room materials. It is our intention to distribute a draft purchase and sale agreement to interested parties during the management presentation with final, binding bids due on October 4th.

If you have any questions, please do not hesitate to contact me (415) 676-2945 or Todd Rosoff at (415) 248-4724. We look forward to our continued discussions on this matter. Please notify us as soon as possible of any additional information or conversations with Rawlings' management that you will require prior to Thursday, September 13, 1999.

                                        Sincerely,


                                        /s/ Anand Gowda
                                        ----------------
                                        Anand Gowda
                                        Senior Associate